Exhibit 99.2

VI Commercial Sales Force Teammates Letter Template

Dear VI Teammates,

I am excited to announce that Spectranetics will be acquired by Philips, a leading health technology company. The transaction will unite two companies that have a shared view on the importance of culture, values, innovation and improving patients’ lives around the world.  A copy of the press release that was issued this morning is attached.

This transaction is a testament to the strength of our company, all of our teammates, and the impressive product portfolio we have built together. Philips interest in Spectranetics is driven by our position in the industry and our continued growth. Upon completion of the transaction, Spectranetics will become part of Philips’ market-leading image-guided therapy business with increased global sales opportunities.

Philips is headquartered in Amsterdam and has a rich history of innovation with operations in more than 100 countries. Philips has an overarching goal to positively impact 3 billion people on the planet by 2025, and envisions a future in which it will provide broad solutions for patients, including front-end diagnostic capability as well as image-guidance enhanced therapy for major disease states. Our portfolio of highly differentiated products, our robust innovation pipeline, and our clinical data compendium represent a significant opportunity to help make Philips’ compelling vision a reality.

I am excited about the opportunities we will have as part of Philips. Given Philips’ scale and depth of global capabilities, I have every reason to believe that the work we are doing for our customers and patients will continue to flourish, in many cases, beyond what we could accomplish as a standalone company. Philips’ resources will enhance our ability to meet and exceed the expectations of our customers, offering them additional reasons to choose us as their go-to provider for proven treatment algorithms that save limbs and lives.

This transaction was made possible due in part to our strong sales team, which both of our companies recognize as essential to our continued success.

I recognize that this news may raise questions. We and the Philips team have a very thoughtful plan to answer your questions. We will be holding town halls across the following locations [today / in the coming days] where we will answer as many of your questions as possible:
—	Colorado Springs: 8:30am MTN time today
—	Fremont: 12:15 PST today
—	Maple Grove: 9am CDT, Thursday

Additionally, you will also see a conference call invite for a meeting Scott Hutton will be hosting later this morning. In terms of next steps, we expect the transaction to close in the third quarter of 2017. Until that time, we will continue to operate as an independent company and it remains business as usual at Spectranetics. Please be assured that we are working to create a seamless transition for all teammates.

Thank you again for your continued dedication and commitment.  Although the ownership structure of our company will change, our priorities – including serving our teammates, customers and patients – will remain the same.  Please continue to support our business as you do every day.  We will share progress in the weeks and months ahead.

Scott Drake
President and CEO

Additional Information

The tender offer for the shares of outstanding common stock of Spectranetics has not yet commenced.  This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Spectranetics.  The solicitation and offer to buy common stock of Spectranetics will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Philips will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”) and Spectranetics will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Spectranetics files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Spectranetics at www.spectranetics.com/investor-relations or by directing a request to Investor Relations, at 719-447-2292 or ir@spnc.com.

Forward-Looking Statements

This communication contains forward-looking statements in addition to historical information. We use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would” or any variations of these words or other words with similar meanings to identify such forward-looking statements. All statements that address activities, events or developments that we intend, expect or believe may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as Spectranetics’ industry, business strategy, goals and expectations concerning Spectranetics’ market position, future operations, future performance or results, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings.  The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the subsequent merger; (ii) the risk that the tender offer or the subsequent merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Spectranetics’ stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for Spectranetics will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement dated June 27, 2017, among Spectranetics, Philips Holding USA Inc. and Healthtech Merger Sub, Inc. (the “Merger Agreement”), including in circumstances which would require Spectranetics to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the transactions contemplated by the Merger Agreement; (viii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on Spectranetics’ ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from Spectranetics’ ongoing business operations; (x) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability and (xi) other factors as set forth from time to time in Spectranetics’ filings with the Securities and Exchange Commission, including its Form 10-K for the fiscal year ended December 31, 2016 and any subsequent Form 10-Qs.  Any forward-looking statement made by us in this communication speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.